Exhibit 99.1

St. John's, NL - November 5, 2024

FORTIS INC. RELEASES THIRD QUARTER 2024 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated September 19, 2023 to Fortis' short form base shelf prospectus dated November 21, 2022.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its third quarter results.1

Highlights
•Third quarter net earnings of $420 million or $0.85 per common share, up from $394 million or $0.81 per common share in 2023
•Adjusted net earnings per common share2 of $0.85, up from $0.84 in the third quarter of 2023
•Capital expenditures2 of $3.6 billion through September; capital expenditures of $5.2 billion expected for 2024
•Released 2025-2029 capital plan of $26 billion, representing 6.5% average annual rate base growth
•MISO's long-range transmission plan continues to advance; ITC expects at least US$3.0 billion of investments for tranche 2.1
•Declared 4.2% increase in fourth quarter common share dividend

"Our strong third quarter results reflect the growth of our utilities as they continue to execute their capital programs," said David Hutchens, President and Chief Executive Officer, Fortis. "In September, our Board of Directors declared a 4.2% increase in the fourth quarter dividend that will mark 51 years of consecutive increases in dividends paid. We remain committed to our regulated growth strategy, focused on annual dividend growth of 4-6% through 2029 for shareholders, while delivering affordable and reliable energy to our customers."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $420 million for the third quarter of 2024, or $0.85 per common share, an increase of $26 million, or $0.04 per common share compared to the third quarter of 2023. The increase was driven by rate base growth across our utilities, and strong earnings in Arizona largely reflecting new customer rates at Tucson Electric Power ("TEP") effective September 1, 2023. Unrealized gains on derivative contracts recognized in the third quarter of 2024, as well an unfavourable deferred income tax adjustment recognized by ITC in the third quarter of 2023, also contributed to earnings growth. The increase was partially offset by the timing of recognition of new cost of capital parameters approved for FortisBC in 2023 as well as higher holding company finance costs.

On a year-to-date basis, Net Earnings were $1.2 billion, or $2.45 per common share, an increase of $85 million, or $0.13 per common share compared to the same period in 2023. The increase was due to rate base growth, higher earnings in Arizona, unrealized gains on derivative contracts, and the unfavourable deferred income tax adjustment recognized by ITC in 2023, as discussed above. Growth was partially offset by higher operating costs at Central Hudson, higher holding company finance costs, and the November 1, 2023 disposition of Aitken Creek. Although the disposition of Aitken Creek was unfavourable in comparison to the same period in 2023, the impact will be neutral for the annual period.

The change in earnings per share for both the third quarter and year-to-date periods also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

Adjusted Net Earnings2
There were no adjustments to Net Earnings for the three and nine months ended September 30, 2024. For the three and nine months ended September 30, 2023, favourable adjustments totaling $17 million and $27 million, respectively, were recognized to Net Earnings related to the mark-to-market accounting of natural gas derivatives at Aitken Creek and the revaluation of deferred income tax assets at ITC.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Financial Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Capital Expenditures2
Capital expenditures for 2024 are expected to be approximately $5.2 billion, up from $4.8 billion previously anticipated for the year. The increase is driven by the timing of expenditures associated with the Eagle Mountain Pipeline project at FortisBC Energy and a higher forecast U.S.-to-Canadian dollar exchange rate. The annual capital program is on track with $3.6 billion invested through September.

In August 2024, TEP announced the development of the Roadrunner Reserve 2 battery energy storage system facility. The 200 megawatt ("MW") system will store 800 MW hours of energy, enough to serve approximately 42,000 homes for four hours when deployed at full capacity. TEP will own and operate the system, which is included in the Corporation's five-year capital plan, has a total project cost of more than $400 million and is scheduled for completion in 2026.

The Corporation's new 2025-2029 capital plan totals $26 billion, $1.0 billion higher than the previous five-year plan. The increase is driven by projects associated with the Midcontinent Independent System Operator ("MISO") long-range transmission plan ("LRTP") and resiliency investments at ITC, as well as distribution investments largely due to customer growth at FortisAlberta. The plan is low-risk and highly executable, with nearly all investments being regulated and only 23% relating to major capital projects.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated debt. Common equity proceeds are expected to be provided by the Corporation's dividend reinvestment plan, assuming current participation levels. The Corporation's $500 million at-the-market common equity program remains available and provides funding flexibility as required.

Significant opportunities remain beyond the five-year plan, including incremental investments associated with the MISO LRTP. Based on the final portfolio provided by MISO in September 2024, and subject to MISO Board approval anticipated in December 2024, ITC estimates at least US$3 billion in capital expenditures for the MISO LRTP tranche 2.1 projects located in Michigan and Minnesota where rights of first refusal are in effect. The majority of this investment is expected beyond 2029.

Regulatory Updates
In August 2024, Central Hudson filed a general rate application with the New York State Public Service Commission ("PSC") requesting new customer rates effective July 1, 2025. The timing and outcome of this proceeding is unknown.

In August 2024, MISO concluded its variance analysis associated with LRTP tranche 1 projects in Iowa, reaffirming the original allocation of projects, including the allocation to ITC. As a result, work on all ITC tranche 1 projects in Iowa has resumed. The variance analysis was conducted by MISO as a result of the inability to construct LRTP tranche 1 projects in Iowa due to ongoing legal proceedings. Total tranche 1 investments of US$1.2 billion are included in the 2025-2029 capital plan, with approximately US$800 million located in Iowa.

In October 2024, the Federal Energy Regulatory Commission ("FERC") issued an order in response to the 2022 D.C. Circuit Court decision vacating certain FERC orders that had established the methodology for setting the base return on equity ("ROE") for transmission owners operating in the MISO region, including ITC. The order revised the base ROE of ITC's MISO utilities from 10.02% to 9.98% and also directed the payment of certain refunds, with interest, by December 1, 2025. The application of the order will result in a regulatory liability of approximately $35 million (US$26 million) to be recognized by ITC in the fourth quarter of 2024. Fortis' 80.1% share of the related after-tax earnings impact will be approximately $22 million, of which the vast majority relates to periods prior to January 1, 2024.

In October 2024, the PSC issued a Show Cause Order which directed Central Hudson to explain why the PSC should not initiate a proceeding in connection with a gas-related explosion that occurred in November 2023. Central Hudson will file a response to the order within 30 days.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $26 billion five-year capital plan is expected to increase midyear rate base from $38.8 billion in 2024 to $53.0 billion by 2029, translating into a five-year compound annual growth rate of 6.5%.3

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, transmission investments associated with the MISO LRTP tranches 1, 2.1 and 2.2 as well as regional transmission in New York; climate adaptation and grid resiliency investments; renewable gas solutions and liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure and load growth investments across our jurisdictions.

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3    Calculated using a constant United States dollar-to-Canadian dollar exchange rate.

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Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

Fortis is on track to achieve its corporate-wide targets to reduce direct greenhouse gas ("GHG") emissions by 50% by 2030 and 75% by 2035 from a 2019 base year. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability.

Non-U.S. GAAP Reconciliation
Periods ended September 30	Quarter			Year-to-Date
($ millions, except earnings per share)	2024	2023	Variance	2024	2023	Variance
Adjusted Net Earnings
Net Earnings	420	394	26	1,210	1,125	85
Adjusting items:
Unrealized loss on mark-to-market of derivatives at Aitken Creek[4]	—	8	(8)	—	18	(18)
Revaluation of deferred income tax assets[5]	—	9	(9)	—	9	(9)
Adjusted Net Earnings	420	411	9	1,210	1,152	58
Adjusted net earnings per share ($)	0.85	0.84	0.01	2.45	2.37	0.08

Capital Expenditures
Additions to property, plant and equipment	1,248	952	296	3,383	2,797	586
Additions to intangible assets	52	31	21	142	122	20
Adjusting item:
Wataynikaneyap Transmission Power Project[6]	—	25	(25)	29	109	(80)
Capital Expenditures	1,300	1,008	292	3,554	3,028	526

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $70 billion as at September 30, 2024. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this news release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2024 and 2025 through 2029; forecast rate base and rate base growth through 2029; targeted annual dividend growth through 2029; the expected impact of the disposition of Aitken Creek on earnings for the annual period; the nature, timing, benefits and expected costs of certain capital projects, including FortisBC Energy's Eagle Mountain Pipeline project, ITC's transmission projects associated with the MISO LRTP, TEP's Roadrunner Reserve 2 battery energy storage system facility and additional opportunities beyond the capital plan, including further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, transmission investments associated with the MISO LRTP tranches 1, 2.1 and 2.2 as well as regional transmission in New York, climate adaptation and grid resiliency investments, renewable gas solutions and liquefied natural gas infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure and load growth investments across our jurisdictions; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; the expected sources of funding for the capital plan, including the expected source of common equity proceeds; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029; the 2030 and 2035 GHG emissions reduction targets; and the 2050 net-zero direct GHG emissions target.

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4    Represents the mark-to-market accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3 million and $7 million for the three and nine months ended September 30, 2023, respectively. The sale of Aitken Creek closed on November 1, 2023.
5    Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa.
6    Represents Fortis' 39% share of capital spending during the construction of the Wataynikaneyap Transmission Power Project. Construction was completed in the second quarter of 2024.

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Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's dividend reinvestment plan; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this news release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference and Webcast to Discuss Third Quarter 2024 Results
A teleconference and webcast will be held on November 5, 2024 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's third quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, https://www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in North America wishing to ask questions during the call are invited to participate toll free by calling 1.800.717.1738 while those outside of North America can participate by calling 1.289.514.5100. Please dial in 10 minutes prior to the start of the call. No passcode is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until December 5, 2024. Please call 1.888.660.6264 or 1.289.819.1325 and enter passcode 33826#.

Additional Information
This news release should be read in conjunction with the Corporation's September 30, 2024 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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